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michael.shin@shearman.com (212) 848-8654	January 31, 2013

Chad Eskildsen
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

First Eagle Fund of America (the “Fund”)
File Nos. 033-63560 and 811-07762

Dear Mr. Eskildsen:

Thank you for your comments regarding the registration statement on Form N-1A of the Fund, filed with the Securities and Exchange Commission (the “Commission”) on December 28, 2012 (the “Registration Statement”). Below, we describe the changes the Fund will make to the Registration Statement in response to the Staff’s comments.

Capitalized terms used but not otherwise defined have the meaning ascribed to them in the Registration Statement.

I.		Prospectus - Summary – Page 4 – Investment Objective

1.

COMMENT: You commented that we should modify the sentence regarding the Fund’s current investment objective. In particular, you requested that we delete the discussion of the investment strategy following the words: “capital appreciation.”

RESPONSE: The Fund has, for many years, considered the full sentence (“First Eagle Fund of America seeks capital appreciation by investing primarily in domestic stocks and to a lesser extent in debt and foreign equity securities.”) as its investment objective and does not believe it appropriate to trim this objective as suggested (to read as “First Eagle Fund of America seeks capital appreciation.”). Any changes would require discussion with the Fund’s Board and, potentially, a shareholder notice period. We respectfully prefer to keep the language as-is.

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SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Chad Eskildsen	January 31, 2013

II.		Summary – Page 4 – Fees and Expenses

	2.	COMMENT: You requested that we change the title of this item to “Fees and Expenses of the Fund.”

RESPONSE: The Fund will make the requested change.

	3.	COMMENT: You requested that we remove the line item in the Fees and Expenses table titled “First Eagle Fund of America’s Fees and Expenses (%).”

RESPONSE: The Fund will make the requested change.

	4.	COMMENT: You asked us to confirm that we will provide a completed Fees and Expenses table prior to the effectiveness of the new Class I shares of the Fund.

RESPONSE: Confirmed.

5.

COMMENT: You requested that we modify the sentence immediately after the Fees and Expenses table to disclose the following items: the term of the waiver agreement (which you said should be at least for 12 months); who can terminate this waiver agreement; and the circumstances allowing for termination.

RESPONSE: The Adviser has decided not to implement the waiver or expense reimbursement program at this time. Accordingly, additional disclosure regarding the waiver agreement is no longer applicable in the registration statement.

6.

COMMENT: You requested that we remove the information from the double-starred footnote to the Fees and Expenses table. That information shows breakpoints for the First Eagle Fund of America’s management fee.

RESPONSE: We believe that information regarding breakpoints in the management fee is useful and appropriate, and not misleading, when placed in this position in the registration statement. As context, similar information regarding breakpoints in management fees is widely included in footnotes used by other fund complexes.

III.		Summary – Page 6 – Principal Investment Strategies

	7.	COMMENT: You commented that the first two sentences of the first paragraph of the Principal Investment Strategies section disclose that the Fund’s investment

Chad Eskildsen	January 31, 2013

strategies include investments in debt instruments. You requested that we add disclosure describing the credit quality and maturity of these debt instruments.

RESPONSE: The Fund will make the requested changes by including the following disclosure to the end of the second paragraph of the Principal Investment Strategies section, so that it now reads as follows:

“The investment philosophy and strategy of Fund of America can be broadly characterized as a bottom-up, event-driven approach to choose stocks that it believes are undervalued and should perform well. In a bottom-up approach, companies and securities are researched and chosen individually. In an event-driven approach, one looks for companies that appear to be undervalued in relation to their potential value in light of positive corporate changes. Signals of corporate change can be management changes, large share repurchases, potential acquisitions or mergers. If changes are successful, these companies should realize a rise in the stock price. Fund of America invests in the securities of companies that it believes are undervalued relative to their overall financial and managerial strength. Investment decisions for Fund of America are made without regard to the capitalization (size) of the companies in which it invests. Fund of America may invest in any size company, including large, medium and smaller companies. The Fund may invest in debt securities generally without regard to their credit rating or time to maturity. However, the Fund has no current intention of investing more than 5% of its net assets in high yield bonds.”

8.

COMMENT: You noted that the last sentence of the first paragraph of the Principal Investment Strategies section discloses that the Fund invests in derivatives. You requested that we include additional disclosure (i) describing how the Fund uses derivatives, and (ii) confirming that derivatives will not be considered in the calculation of the Fund’s compliance with its so-called “80% asset test” relating to the name of the Fund. In the alternative to not counting derivatives towards the 80% test, you recommended increased disclosure of how the Fund would value derivatives when applying them towards the 80% test.

RESPONSE: The Fund will make the requested changes by adding the following disclosure after the first paragraph in the Principal Investment Strategies section:

“Derivatives include investing in options, futures and swaps and related products. Specifically, the Fund may enter into interest rate, credit

Chad Eskildsen	January 31, 2013

default, currency, equity, fixed income and index swaps and the purchase or sale of related caps, floors and collars.

In addition, the Fund may enter into options on securities and on stock indices to limit the Fund’s investment risk and augment its investment return. Further, the Fund may write ‘covered’ call options on equity or debt securities and on stock indices in seeking to enhance investment return or to hedge against declines in the prices of portfolio securities or may write put options to hedge against increases in the prices of securities which it intends to purchase. The Fund also may write call options on broadly based stock and bond market indices if at the time of writing it holds a portfolio of stocks or bonds listed on such index. Finally, the Fund may utilize futures contracts and options on futures on securities exchanges or in the over-the-counter market.

The Fund may enter into certain types of repurchase agreements, primarily as a cash management strategy.

Please see Investment Policies, Techniques and Risks of the Funds in the Statement of Additional Information for more information.

Normally, at least 80% of the Fund’s assets will be invested in domestic equity and debt instruments. Futures contracts or other ‘derivatives,’ including hedging strategies, present risks related to their significant price volatility and risk of default by the counterparty to the contract. Derivatives are subject to counterparty risk, which is the risk that a loss may be sustained by the Fund as a result of the insolvency or bankruptcy of the other party to the transaction or the failure of the other party to make required payments or otherwise comply with the terms of the transaction. Changing conditions in a particular market area, such as those experienced in the subprime and non-agency mortgage market over recent years, whether or not directly related to the referenced assets that underlie the transaction, may have an adverse impact on the creditworthiness of the counterparty. The Fund ‘counts’ relevant derivative positions towards its ‘80% of assets’ test and, in doing so, values each position at the price at which it is held on the Fund’s books.”

9.

COMMENT: You commented that Item 9 of the Form N-1A instructions requires the last two sentences of the second paragraph of the Principal Investment Strategies section be disclosed in the statutory, rather than the summary,

Chad Eskildsen	January 31, 2013

prospectus. (Those two sentences refer to how changes in the investment objective may be implemented.)

RESPONSE: The Fund will make the requested change by deleting these two sentences from the summary prospectus and adding the following disclosure to the end of the Investment Objectives of the Funds section of the statutory prospectus:

“All Funds – Defensive Strategies. The Fund of America seeks capital appreciation by investing primarily in domestic stocks and to a lesser extent in debt and foreign equity securities. Although no change is anticipated, the investment objective of the Fund can be changed without shareholder approval. Shareholders will be notified a minimum of 60 days in advance of any change in investment objective or of any change in the ‘80% of assets’ investment policies.”

IV.		Summary – Page 6 – Principal Investment Risks

	10.	COMMENT: You commented that we should include disclosure regarding “interest rate risk” in the discussion of the Fund’s principal investment risks in the summary.

RESPONSE: The Fund will include the following disclosure as an addition to Credit Risk in the summary:

“In addition, fluctuations in interest rates can affect the value of debt instruments held by the Fund. An increase in interest rates tends to reduce the market value of debt instruments, while a decline in interest rates tends to increase their values. Longer-duration instruments tend to be more sensitive to interest rate changes than those with shorter durations.”

11.

COMMENT: You noted that Item 9 of the Form N-1A instructions requires that the next-to-last two sentences of the Principal Investment Risks section (which discloses the Fund’s defensive strategy of temporarily holding its assets in cash or similar instruments) be moved to the statutory prospectus.

RESPONSE: The Fund will make the requested change by deleting these two sentences, as this disclosure is already described in the Defensive Investment Strategies section of the statutory prospectus.

Chad Eskildsen	January 31, 2013

V.		Summary – Page 7 – Investment Results and Calendar Year Total Returns – Class Y

	12.	COMMENT: You requested that we move modified versions of the following sentences on pages 7 and 8 to the first paragraph of the Investment Results section:

“Following is additional return information for Class Y Shares of the Fund of America for the periods presented in the bar chart.”

“Updated performance information is available at www.firsteaglefunds.com/funds/fundofamerica.php or by calling 800.334.2143.”

You requested that we also move the following last three sentences of the first paragraph on page 9 to the first paragraph of the Investment Results section:

“After-tax returns are calculated using the highest individual federal income tax rate for each year. Returns do not reflect the effect of state and local taxes. Actual after-tax returns depend on your individual tax situation. After-tax returns are not relevant to investors in tax-deferred accounts, such as 401(k) plans or individual retirement accounts.”

RESPONSE: To make the requested changes, the introductory paragraph to the Investment Results section in the summary now reads as follows:

“The following information provides an indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year, and by showing how the Fund’s average annual returns for 1, 5 and 10 years compare with those of a broad measure of market performance. As with all mutual funds, past performance is not an indication of future performance (before or after taxes).

After-tax returns are calculated using the highest individual federal income tax rate for each year, and do not reflect the effect of state and local taxes. Actual after-tax returns depend on your individual tax situation. After-tax returns are not relevant to investors in tax-deferred accounts, such as 401(k) plans or individual retirement accounts.

Chad Eskildsen	January 31, 2013

Updated performance information is available at www.firsteaglefunds.com/funds/fundofamerica.php or by calling 800.334.2143.”

VI.		Summary – Page 10 – Our Management Team

13.

COMMENT: You commented that, pursuant to the Form N-1A instructions, we should list only the following items: the name of the portfolio managers, their titles, and their tenures as the portfolio managers of the Fund.

RESPONSE: The Fund will make the requested change so that the second paragraph on page 10 reads as follows:

“Portfolio Manager Harold Levy of Iridian Asset Management LLC, a subadviser retained by First Eagle Investment Management, LLC, has responsibility for the day-to-day management of Fund of America and is assisted by his colleague Portfolio Manager David Cohen. Messrs. Levy and Cohen have served as portfolio managers of the Fund since the Fund’s inception in April 1987 and since 1989, respectively.”

VII.		Summary – Page 11 – Tax Information

14.

COMMENT: You commented that our Tax Information section does not disclose potential tax consequences of the withdrawal from a tax-deferred account. You requested that we include disclosure in the Tax Information section indicating that taxes may be due upon the withdrawal of funds from a tax-deferred account.

RESPONSE: We have reviewed a number of other fund families’ registration statements (e.g. Eaton Vance Mutual Funds Trust, Federated Equity Funds, etc.) and believe our language in the Registration Statement is substantially similar to those funds’ disclosure; none of which contains any statements regarding the imposition of taxes or penalties in the event a shareholder withdraws from a tax-deferred account. Nor does it appear that the Form N-1A instructions require the type of disclosure requested. We respectfully prefer to keep the disclosure as-is.

VIII.		Page 30 – Financial Highlights

	15.	COMMENT: You requested that we modify the period listed for the annual report, which is incorporated by reference in the Statement of Additional

Chad Eskildsen	January 31, 2013

Information, to reflect a fiscal year ending October 31, 2012, instead of (as inadvertently showed in the filing) October 31, 2011.

RESPONSE: The Fund will make the requested change.

IX.		Back Cover Page – How to Obtain Our Statement of Additional Information

	16.	COMMENT: You requested that we change the last four digits of the SEC’s zip code to “-1520.”

RESPONSE: The Fund will make the requested change.

**********

The First Eagle Funds acknowledge that should the Commission or its Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. In addition, the First Eagle Funds acknowledge that the action of the Commission or its Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the funds from their full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement. The First Eagle Funds further acknowledge that they may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 848-8654

Very truly yours,

/s/ Michael P. Shin